UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the earnings release of Seadrill Limited (the "Company"), dated May 28, 2015, announcing the Company's results for the first quarter ended March 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED (Registrant)
Dated: May 28, 2015
	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

 Seadrill Limited (SDRL) - First quarter 2015 results

May 28, 2015 - Seadrill Limited ("Seadrill" or "the Company"), a world leader in offshore deepwater drilling, announces its first quarter results for the period ended March 31, 2015.

Commenting today, Per Wullf, CEO and President of Seadrill Management Ltd., said:
"Seadrill continues to be focused on operational excellence and financial flexibility in order to manage through this downturn and thrive when the market recovers. The first quarter of 2015 is a prime example of what has been accomplished, with improved operational performance and cost cutting initiatives driving the outperformance of the group.

The industry continues to face challenging times and while the first quarter performance has been solid we are not immune from the wider industry challenges. Indications suggest the remainder of 2015 will see subdued market conditions and the challenging market continuing into 2016.

The pre-emptive actions we have taken early in the cycle to balance the Company's commitments and financing requirements have greatly strengthened our position, underpinning the Company and providing us with flexibility to attempt to make the right commercial and strategic decisions for the long term success of the Group"

Quarterly Highlights
•	Seadrill reports first quarter 2015 EBITDA(1) of US$711 million
•	Seadrill achieves 93% economic utilization(2) for its floater fleet and 98% for its Jack-up fleet for the first quarter 2015.
•	The Seadrill Group(3) achieves 93% economic utilization for its floater fleet and 98% for its Jack-up fleet for the first quarter of 2015
•	Seadrill reports first quarter 2015 net income of $448 million and diluted earnings per share of $0.86
•	Seadrill reports orderbacklog of approximately $8.9 billion and $15.4 billion for the Seadrill Group
•	Seadrill successfully closes SeaMex, the 50/50 Joint Venture agreement with Fintech Advisory Inc for the ownership and operation of 5 jack-up units in Mexico with PEMEX
•	Seadrill takes delivery of the West Carina, a 6th generation ultra-deepwater drillship. The unit is scheduled to commence operations with Petrobras in Brazil on a three year contract during the second quarter

Subsequent Events
•	The West Tellus, a 6th generation ultra-deepwater drillship, commences operations with Petrobras in Brazil on a three year contract
•	North Atlantic Drilling successfully extends the termination date for the Framework Agreement with Rosneft until May 31, 2017
•	The Board is pleased to announce that Mark Morris will be joining the company as Chief Financial Officer commencing September 1, 2015. Mark was most recently CFO for Rolls-Royce Group plc and held a number of roles in his 28 years with them. During his career at Rolls Royce, amongst other roles, Mark served as Group Treasurer, Managing Director, Rolls-Royce Capital and Treasurer of International Aero Engines, a Rolls-Royce Joint Venture
•	The Board is pleased to announce the appointment of Hans Petter Aas as a Director

(1) EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization and after adjusting for gains on disposals and deconsolidations.
(2) Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days in the period.
(3) Seadrill Group is defined as all companies currently consolidated into Seadrill Limited plus Seadrill Partners and SeaMex.

Financial information

First quarter 2015 results
Revenues for the first quarter of 2015 were $1,244 million compared to $1,261 million in the fourth quarter of 2014.

Operating profit for the quarter was $703 million compared to $452 million in the preceding quarter. The increase was primarily due to the gain on deconsolidation of SeaMex, a full quarter of operations for the West Saturn, West Jupiter, and West Neptune partially offset by idle time on the West Navigator and the loss on impairment of goodwill recognized in the previous quarter.

Net financial and other items for the quarter showed a loss of $197 million compared to a loss of $251 million in the previous quarter. The loss was primarily related to interest expense and losses on the mark to market of derivative financial instruments, partially offset by interest income and foreign exchange gains.

Income taxes for the first quarter were $58 million, an increase of $7 million from the previous quarter.  The change was primarily due to an increase in the relative components of estimated 2015 earnings generated in various tax jurisdictions.

Net income for the quarter was $448 million representing basic and diluted earnings per share of $0.86.

Balance sheet
As of March 31, 2015, total assets were $25,819 million, a decrease of $687 million compared to the previous quarter.

Total current assets decreased to $3,022 million from $3,415 million over the course of the quarter, primarily driven by a decrease in the value of marketable securities and the deconsolidation of SeaMex, partially offset by an increase in amounts due from related party.

Total non-current assets decreased to $22,797 million from $23,091 million primarily due to the deconsolidation of SeaMex, partially offset by the final yard instalment on the West Carina.

Total current liabilities decreased to $3,370 million from $4,574 million primarily due to loan repayments and normal quarterly debt instalments.

Long-term external interest bearing debt increased to $10,642 million from $10,311 million over the course of the quarter and total net interest bearing debt decreased to $11,348 million from $11,755 million as at December 31, 2014.  The decrease was primarily due to the repayment of various credit facilities including the repayment of $522 million of debt related to the SeaMex transaction, offset by the new credit facility for the West Eclipse and West Carina.

Total equity increased to $10,710 million as of March 31, 2015 from $10,390 million as of December 31, 2014, primarily driven by net income earned during the first quarter, offset by unrealized losses on marketable securities.

Cash flow
As of March 31, 2015, cash and cash equivalents were $903 million, an increase of $72 million compared to the previous quarter.

Net cash provided by operating activities for the three month period ended March 31, 2015 was $492 million and net cash provided by investing activities for the same period was $53 million.  Net cash used in financing activities was $473 million.

Corporate Matters
The Board is pleased to announce that Mark Morris will be joining the company as Chief Financial Officer (CFO) commencing September 1, 2015.  Mark was most recently CFO for Rolls-Royce Group plc and brings with him a wealth of experience gained at a FTSE top thirty company.  He will oversee corporate finance, tax, investor relations, and risk and insurance and will report to Seadrill Chief Executive Officer Per Wullf. Mark joined Rolls Royce on their graduate program in 1986 and held a number of roles in his 28 years with them. During his career at Rolls Royce, amongst other roles, Mark served as Group Treasurer, Managing Director, Rolls-Royce Capital and Treasurer of International Aero Engines, a Rolls-Royce Joint Venture.

"Mark's demonstrated record of accomplishment as a successful CFO in a FTSE top thirty company and his hands on business experience make him the perfect candidate for Seadrill," said Per Wullf, CEO. "In Mark we have found a seasoned professional who will be key to our continued growth and future success."

"I'm delighted to be joining Seadrill," said Mark Morris. "Seadrill is a world class company, with a proven track record of success. It is well respected in the industry with a vibrant dynamic culture and I believe it is well positioned to capitalize on the future."

The Board is pleased to announce the appointment of Hans Petter Aas as a Director to fill a vacancy on the Board.  Mr. Aas has had a long career as a banker in the international shipping and offshore market and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR in August 2008. He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas is also a director of Ship Finance International Limited, Deep Sea Supply Plc., Golden Ocean Group Limited, Knutsen Offshore Tankers ASA, Knutsen NYK Offshore Partners, Solvang ASA and Gearbulk Holding Limited.

The Board of Seadrill Limited has today approved a share incentive program allocating 650,000 options to senior management and Directors in the Company to acquire shares in Seadrill Limited. The share options will have a strike price equal to the closing share price on May 29, 2015. The term of the options is five years and the options will vest one-third each year starting one year after the date of grant and then one-third each year until May 2018.  All of these options are being granted to Primary Insiders.

The following Primary Insiders have received share options:

Management:
Per Wullf	180,000
Anton Dibowitz	80,000

Directors:
John Fredriksen	180,000
Katherine Fredriksen	30,000
Paul Leand	30,000
Kate Blankenship	30,000
Charles Woodburn	30,000
Bert Bekker	30,000
Orjan Svanevik	30,000
Hans Petter Aas	30,000

New total holdings for the same Primary Insiders are:
	Shares	Options
Per Wullf	Note 1	430,000
Anton Dibowitz	Note 1	200,000
John Fredriksen	Note 2	180,000
Katherine Fredriksen	Note 1	30,000
Paul Leand	Note 1	30,000
Kate Blankenship	Note 1	30,000
Charles Woodburn	Note 1	30,000
Bert Bekker	Note 1	30,000
Orjan Svanevik	Note 1	30,000
Hans Petter Aas	Note 1	30,000

(1) Less than 1%
(2) Hemen Holding Limited, a Cyprus holding company, and other related companies which are collectively referred to herein as Hemen, the shares of which are held in trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 119,097,583 shares of our common stock held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen. In addition, to the holdings of shares and options contained in the table above, as of March 20, 2015, Hemen is party to separate TRS agreements relating to 3,900,000 of our common shares.

As of March 31, 2015 common shares outstanding in Seadrill Limited totaled 493,078,680 including our holding of 318,740 treasury shares.  Additionally, we had stock options for 2,137,881 shares outstanding under various share incentive programs for management, of which approximately  1,140,882 are vested and exercisable.  The Company currently holds a TRS agreement with exposure to 4 million shares in Seadrill which matures on June 3, 2015, with a strike price of NOK 87.41 per share.

Operations
During the first quarter, Seadrill owned 20 floaters and 19 jack-up rigs in Northern Europe, US Gulf of Mexico, Mexico, South America, Canada, West Africa, Middle East and Southeast Asia.  Additionally Seadrill manages ten Seadrill Partners rigs comprised of seven floaters and three tender rigs, and five jack-up rigs now owned by the SeaMex Joint Venture.  Seadrill also manages two tender rigs owned by SapuraKencana.

Seadrill floaters (drillships and semi-submersible rigs) achieved an economic utilization rate of 93% in the first quarter compared to 94% in the fourth quarter.  The economic utilization for the Seadrill Group floaters on a combined basis was also 93%.

Average economic utilization was 98% for Seadrill jack-up rigs in the first quarter compared to 98% in the preceding quarter.  For the Seadrill Group, utilization on the jack-up fleet was also 98%.

Seadrill's cost savings initiatives put into place at the beginning of 2014 continue to progress following a successful 2014 in which approximately $250 million of cash savings were realized.  During 2015, the Company expects to continue these efforts primarily by reducing or postponing spending in operating expense, G&A and capex and believes that cash savings in excess of the amount achieved in 2014 can be realized.

Newbuilding Program
Seadrill currently has 15 rigs under construction comprised of four Drillships, three Semi-submersibles, and eight Jack-ups.

Total remaining yard instalments for these newbuilds are approximately $4.3 billion and $1.1 billion has been paid to the yards in pre-delivery instalments.

Based on progress made with shipyards during the quarter, we believe that some deliveries likely can be postponed.

New Contracts and Contract Extensions
During the first quarter of 2015, Seadrill entered into one new contract.

Seadrill secured a new one year contract with Coastal Energy for the jack-up unit West Cressida. The base revenue potential for the new contract is $35 million. Total revenue potential may increase based on the oil price indexed dayrate adjustments contained in the drilling agreement.

For more detailed information regarding daily rates and contract durations including escalation, currency adjustment or other minor changes to daily rates and duration profiles, see our quarterly fleet status report or news releases on our website www.seadrill.com

Revenue Backlog
Seadrill's order backlog as of May 27, 2015 is $8.9 billion, comprised of $7.2 billion for the floater fleet and $1.7 billion for the Jack-up fleet.  The average contract duration is 25 months for floaters and 14 months for Jack-ups.

These figures exclude backlog related to Rosneft contracts, pipelay vessels and Sete newbuild drillships.

For the Seadrill Group, total order backlog is $15.4 billion, exclusive of Rosneft contracts, pipelay vessels, and Sete drillships.

In April 2015, all parties to the Rosneft Framework Agreement mutually agreed to extend the termination date of the Framework Agreement until May 31, 2017, whereby any party can terminate the Framework Agreement and / or any offshore drilling contracts at any time prior to May 31, 2017 at no cost.  The parties have also agreed to renegotiate the terms of the Agreements to more accurately reflect market conditions at the time of closing.  During this time, NADL is permitted to market the offshore drilling rigs subject to existing drilling contracts with Rosneft and enter into binding contracts with third parties.  NADL will also be permitted to delay the construction, delivery, or shipyard stay of any of those rigs.

Commercial contract renegotiation discussions continue to advance with some customers and the Company continues to look toward finding commercial agreements that are beneficial to both parties in order to be better positioned for future contract awards.

During the first quarter, Seadrill concluded one contract renegotiation discussion, resulting in a total backlog reduction of approximately $23 million.

Seadrill has agreed with Saudi Aramco to reduce the dayrate on four jack-ups for a period of 365 days.  Units included in this agreement are the West Callisto and the three AOD units.

Market Development
Despite the recovery in the oil price during the first quarter, oil companies are continuing to take a cautious approach to capital expenditure and other cost commitments given the severity of the overall oil price decline. We anticipate this cautious approach to continue throughout 2015, and indications are that 2016 is likely to be a challenging year as well.

During the quarter, the market has seen very little new fixture activity and the new contracts that have materialized are at significantly lower dayrates.  Customer conversations have focused on renegotiation of existing contracts, often in exchange for additional duration.

Ultra-Deepwater Floater Market
The downturn in the offshore drilling market has continued during the first quarter and all signs point to 2015 demand being significantly lower than in 2014.  The outlook for activity beyond 2015 is difficult to judge but most oil companies are not looking towards adding rig capacity at this point.  It is likely that capacity utilization will drift lower as the year progresses and a significant number of ultra-deepwater rigs are likely to be stacked by the end of 2015.

Although the near term outlook remains challenging, there is visibility of an expected rebalancing of market supply in the next few years when considering the size of the newbuild orderbook and the degree of scrapping that is expected.  Currently the orderbook stands at approximately 89 units, of which 29 are Sete new builds.  At the same time roughly 70 units are rolling off contracts, many of which must undergo a 15 or 20 year classing between now and the end of 2017. There is a high likelihood that a number of these units will be scrapped, potentially leading to little or no fleet growth between now and 2018. Thus far, the market has seen 14 rigs scrapped in 2014 and 12 already in 2015.  This represents the highest degree of scrapping activity seen since the early 1990's and it is likely to accelerate over the next two years.

On the demand side, it is difficult to foresee a market that does not require deep and ultra-deepwater production to satisfy world hydrocarbon demand.  In the meantime, rig owners will continue to face a challenging market where the decision to stack or scrap is being continually evaluated against the limited work available.

In order to manage through this downturn, rig owners will likely continue to focus on cost saving measures and operational performance will be essential as oil companies seek to renegotiate or cancel contracts.  Seadrill has taken early decisive action by being proactive with all counterparties to manage its obligations and with the support of strong contracts we believe the Company is well prepared to manage through the downturn.

Premium Jack-up Market
Shelf production remains an attractive, cost effective source of production for oil companies. With significantly lowered prices the market may see some increases in contracting activity in the near term for short term contracts.  However, it is not immune from the ongoing cost cutting efforts.  Coupled with excess supply of jack-up rigs, with roughly 50 units expected to come into service this year and 100 between now and 2017, pricing is expected to come under continued pressure.  Due to the availability of newer, high specification rigs, it can be expected that contracting activity will most likely be focused on the more capable units in the global fleet.

As pricing declines and operators continue to focus their activity on the most capable units, stacking and scrapping of older units is expected to accelerate.  To date the market has not seen the degree of scrapping required to balance the market.  Currently there are approximately 240 units in the global fleet that are more than 30 years old, and a portion of these are likely to be retired as the downcycle progresses.

Financial Update & Outlook
During the first quarter of 2015, the Seadrill Group successfully completed $1.7 billion in financing in the secured bank and ECA markets.  The Company's banking group continues to show support for new financing transactions at attractive terms and this market is currently offering the most attractive funding opportunities.

The Company has adequate leverage headroom assuming successful completion of the leverage ratio waiver and equity in the fleet for additional secured funding going forward should the capital markets remain unattractive.

In January 2015, the Company closed a $950 million senior secured credit facility with a syndicate of banks and export credit agencies to fund the delivery of the West Carina and to refinance the West Eclipse.

In March 2015, the Company closed the SeaMex joint venture agreement with Fintech Advisory Inc. (Fintech), which included five jack-up drilling units located in Mexico under contract with Pemex; namely the West Oberon, West Intrepid, West Defender, West Courageous and the West Titania.  As a result of the closing of the transaction, the Company has deconsolidated this entity from March 10, 2015.

Following the completion of the SeaMex Joint Venture, the Joint Venture has now closed the SeaMex $750 million credit facility to refinance the five jack-up units.  The facility has no recourse to Seadrill Limited and was 50% oversubscribed, demonstrating our lending banks' continued commitment to Seadrill and its affiliated companies.

In February 2015, Seadrill demonstrated its commitment to North Atlantic Drilling, which it believes will have positive implications across the capital structure and overall cost of funding. The commitment included providing a guarantee for North Atlantic Drilling's Norwegian Bond, secured credit facility, and West Linus sale leaseback in exchange for some amendments to the covenant packages.

The intent to support group companies applies to Seadrill Partners as well, as demonstrated by the extension of the maturity on the West Vencedor loan until 2018.  Seadrill will also continue to explore additional opportunities for asset drop downs in order to diversify Seadrill Partners' cash flow profile and keep this important funding vehicle available to Seadrill Limited.

Seadrill has consistently taken a proactive approach to discussions with banks and has agreed to a leverage covenant waiver to help provide the flexibility to continue to make the right commercial and strategic decisions. The Company is in the process of finalizing an agreement to amend the leverage ratio covenant through December 2016 on its secured credit facilities.  This serves as yet another example of the support Seadrill has from its banking group and the lenders' confidence in the Company's ability to manage through this downturn.

Today Seadrill has $1.3 billion in debt maturing in 2015 and 2016 and a total of $1.8 billion in amortizations.  In terms of yard instalments, the Company will be looking to fund a total of $3.5 billion over the next two years which may change if delivery dates are revised.  The total funding requirement through 2016 is therefore $4.8 billion assuming no revision to delivery dates, while in the same period debt is reduced by $1.8 billion by paying amortization instalments.

In the coming months Seadrill will be looking to finance the West Mira which is contracted to Husky on a 5 year term contract in Canada.  The Group will also be looking to refinance the West Vela at Seadrill Partners.

In terms of the near term funding strategy for four jack-ups and the $350 million bond due in the third quarter of 2015, the Company expects to have cash on balance sheet to pay down these obligations.  The Company also expects to have adequate cash balances to fund all 2016 debt maturities and scheduled amortizations.  Should an attractive offer materialize to refinance, we will take the terms under consideration.

Outlook
The first quarter of 2015 is a prime example of what Seadrill has accomplished from an operational and cost management perspective.  The key driver of the outperformance in the period was uptime on our fleet and the implementation of cost efficiencies across the business.  These factors are part of a continuing effort and the Company will continue to have an intense focus on further improving its performance in these key action areas.

Prudent decisions have been made to preserve Seadrill's long term viability, whilst allowing for flexibility, should either the downturn prove longer than expected or potential growth opportunities emerge.  We have also positioned our balance sheet to have a more manageable debt maturity profile that can predominately be addressed with cash flow generated over the next two years.

Looking further into the future, Seadrill expects to have adequate leverage capacity and options to address obligations even in the event the capital markets remain an unattractive funding source.

Seadrill's strategy of maintaining a best in class fleet with a keen focus on operational excellence will continue through this downturn and into the eventual recovery.  As we progress through the downturn, further efforts may be made to exploit opportunities as they arise.  A clear focus on return on invested capital will be the consistent driving force behind strategic decisions as the Company believes this is the primary driver of shareholder value.

Second quarter EBITDA for Seadrill Limited is expected to be approximately $70 million less than the first quarter driven primarily by idle time on the West Taurus and West Eclipse and downtime expected on the West Gemini for a 5 year SPS survey.  Approximately $25 million of the sequential decline can be attributed to a full quarter of deconsolidation of SeaMex.

Forward-Looking Statements

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company's fleet, the cost and timing of shipyard and other capital projects,  the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally.  Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Annual Report on Form 20-F.

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

May 28, 2015
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd represented by:

Per Wullf:	Chief Executive Officer and President
Rune Magnus Lundetræ:	Chief Financial Officer and Senior Vice President

Media contacts:
Iain Cracknell
Director of Communications
Seadrill Management Ltd.
+44 (0) 2088 114700

Bell Pottinger+44 (0) 2037 722500

Appendix I

Associated companies

Seadrill Partners
Seadrill currently owns a total of 42,819,100 units which consists of both common and subordinated units of Seadrill Partners which represents 46.6% of the total outstanding units in Seadrill Partners.  This represent a gross value of $642 million based on the closing share price of $14.97 on May 27, 2015.  Seadrill also owns 100% of the incentive distribution rights in Seadrill Partners and receives approximately $3.2 million in quarterly IDR distributions.  Seadrill also owns various direct ownership interests in companies controlled by Seadrill Partners.  These interests are accounted for under the equity method - see Note 8 to the Financial Statements for further information.
For more information on Seadrill Partners, see their separate quarterly report published on www.seadrillpartners.com.

Archer Limited ("Archer")

Seadrill currently owns 231,053,240 shares in Archer, or 39.9%, which represents a gross value of $85.2 million on the closing share price of NOK2.84 on May 27, 2015.   Archer is accounted for under the equity method.  The book value of Seadrill's investment in Archer is zero.

For more information on Archer Limited, see their separate quarterly report published on www.archerwell.com.

SeaMex Limited ("SeaMex")

The Company disposed five jack-up drilling rigs to SeaMex in March 2015.  Subsequent to the transaction Seadrill retains a 50% ownership interest in the SeaMex joint venture which is accounted for under the equity method.

Consolidated subsidiaries

North Atlantic Drilling ("NADL")
Seadrill currently owns 169,663,723 shares in NADL or 70.4% of the Company, which represents a gross value of $244.3 million based on the closing share price of $1.45 on May 27, 2015.  The Company consolidates NADL.
For more information on NADL, see their separate quarterly report published on www.nadlcorp.com.

Sevan Drilling ASA ("Sevan Drilling")
Seadrill's stake in Sevan is 50.1%, representing a gross value of $20.1 million based on the closing share price of NOK0.52 on May 27, 2015.  The Company consolidates Sevan Drilling.

For more information on Sevan Drilling, see their separate quarterly report published on www.sevandrilling.com.

Other investments

SapuraKencana Petroleum Bhd.("SapuraKencana")

Based on the closing share price of MYR2.61 on May 27, 2015 the total value of our investment in SapuraKencana which is accounted for as marketable securities is $352.1 million.

We continue to invest in our Brazilian joint venture project with Sapura Kencana in support of its pipe-lay support vessels ("PLSV") newbuild program.  The joint venture has ordered six PLSV vessels which are expected to commence operation before year end 2016 representing a total order backlog of $3.8 billion.  The first two vessels, Sapura Diamante and Sapura Topazio, commenced operations for Petrobras in June and September of 2014.    .  The Company accounts for its investment in the joint venture under the equity method.

Additionally, we continue to manage two SapuraKencana tender rigs outside of Asia, and provide management administration and support services.

Seadrill Limited

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended March 31,  2015 and 2014
(In $ millions)
	Three Months Ended March 31,
	2015	2014
Operating revenues
Contract revenues	1,144	1,092
Reimbursable revenues	25	36
Other revenues	75	93
Total operating revenues	1,244	1,221

Gain on disposals	190	440

Operating expenses
Vessel and rig operating expenses	446	492
Reimbursable expenses	22	32
Depreciation and amortization	198	174
General and administrative expenses	65	73
Total operating expenses	731	771

Operating income	703	890

Financial items and other income and expense
Interest income	17	11
Interest expense	(112)	(118)
Share in results from associated companies (net of tax)	32	20
Loss on derivative financial instruments	(181)	(37)
Foreign exchange gain/(loss)	50	(15)
Gain on deconsolidation of Seadrill Partners	—	2,339
Other financial items and other income and expense	(3)	39
Total financial items and other income and expense	(197)	2,239

Income before income taxes	506	3,129

Income tax expense	(58)	(35)
Net income	448	3,094

Net income attributable to the non-controlling interest	21	26
Net income attributable to the parent	427	3,068

Basic earnings per share (US dollar)	0.86	6.54
Diluted earnings per share (US dollar)	0.86	6.23

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2015 and 2014
(In $ millions)

	Three Months Ended March 31,
	2015	2014

Net income	448	3,094
Other comprehensive loss, net of tax:
Change in unrealized loss on marketable securities, net	(130)	(112)
Change in unrealized foreign exchange differences	(10)	(27)
Change in actuarial gain/(loss) relating to pension	10	(9)
Change in unrealized loss on interest rate swaps in VIEs and subsidiaries	(1)	—
Other	—	—
Other comprehensive loss:	(131)	(148)

Total comprehensive income for the period	317	2,946

Comprehensive income/(loss) attributable to the non-controlling interest	23	(23)
Comprehensive income attributable to the parent	294	2,969

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED BALANCE SHEETS
as of March 31, 2015 and December 31, 2014
(In $ millions)	March 31, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	903	831
Restricted cash	72	268
Marketable securities	309	426
Accounts receivables, net	956	1,017
Amount due from related party	528	466
Assets held for sale - current	—	134
Other current assets	254	273
Total current assets	3,022	3,415
Non-current assets
Investment in associated companies	3,002	2,898
Marketable securities	312	325
Newbuildings	2,482	2,030
Drilling units	15,071	15,145
Goodwill	604	604
Restricted cash	161	181
Deferred tax assets	27	30
Equipment	46	46
Amount due from related party non-current	666	313
Assets held for sale - non-current	—	1,105
Other non-current assets	426	414
Total non-current assets	22,797	23,091
Total assets	25,819	26,506
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	1,427	2,309
Trade accounts payable	96	84
Short-term amounts due to related party	74	189
Liabilities associated with assets held for sale - current	—	58
Other current liabilities	1,773	1,934
Total current liabilities	3,370	4,574
Non-current liabilities
Long-term debt	10,642	10,311
Long-term debt due to related parties	415	415
Deferred tax liabilities	55	67
Liabilities associated with assets held for sale - non-current	—	50
Other non-current liabilities	627	699
Total non-current liabilities	11,739	11,542
Equity
Common shares of par value $2.00 per share: 800,000,000 shares authorized 492,759,940 outstanding at March 31, 2015 (December 31, 2014, 492,759,938)	985	985
Additional paid in capital	3,268	3,258
Contributed surplus	1,956	1,956
Accumulated other comprehensive loss	(581)	(448)
Retained earnings	4,440	4,013
Total shareholders' equity	10,068	9,764
Non-controlling interest	642	626
Total equity	10,710	10,390
Total liabilities and equity	25,819	26,506

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2015 and 2014
(In $ millions)

	Three Months Ended March 31,
	2015	2014
Cash Flows from Operating Activities
Net income	448	3,094
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	198	174
Amortization of deferred loan charges	10	9
Amortization of unfavorable and favorable contracts	(40)	(26)
Amortization of mobilization revenue	(62)	(42)
Share of results from associated companies	(11)	(10)
Share-based compensation expense	1	2
Gain on disposals and deconsolidations	(190)	(2,779)
Unrealized loss/(gain) related to derivative financial instruments	102	(25)
Dividends received from associated companies	72	252
Deferred income tax	(9)	(1)
Unrealized foreign exchange (gain)/loss on long-term debt	(57)	11
Payments for long-term maintenance	(9)	(79)
Gain on realization of marketable securities	—	(7)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Unrecognized mobilization fees received from customers	—	24
Trade accounts receivable	61	38
Trade accounts payable	12	46
Other, net	(34)	(25)
Net cash provided by operating activities	492	656

Cash Flows from Investing Activities
Additions to newbuildings	(452)	(722)
Additions to drilling units and equipment	(115)	(20)
Sale of business, net of cash disposed	999	673
Cash in deconsolidated subsidiaries	—	(90)
Change in restricted cash	81	(34)
Investment in associated companies	(165)	(342)
Purchase of marketable securities	—	(50)
Loan granted to related parties	(303)	—
Payments received from loans granted to related parties	8	1,542
Proceeds from disposal of marketable securities	—	11
Net cash provided by investing activities	53	968

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended March 31, 2015 and 2014
(In $ millions)

	Three Months Ended March 31,
	2015	2014
Cash Flows from Financing Activities
Proceeds from debt	950	1,307
Repayments of debt	(1,405)	(1,956)
Debt fees paid	(11)	(14)
Proceeds from debt to related party	—	90
Repayments of debt to related party	—	(519)
Dividends paid to non-controlling interests	(7)	(17)
Contribution from non-controlling interests, net of issuance costs	—	114
Proceeds from sale of treasury shares	—	(2)
Dividends paid	—	(459)
Net cash used in financing activities	(473)	(1,456)

Net increase in cash and cash equivalents	72	168
Cash and cash equivalents at beginning of the period	831	744
Cash and cash equivalents at the end of period	903	912

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(135)	(122)
Taxes paid	(58)	(34)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2015 and 2014
(In $ millions)

	Common shares	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	Total equity before NCI	NCI	Total equity
Balance at December 31, 2013	938	2,641	1,956	528	1,449	7,512	690	8,202
Sale and purchase of treasury shares, net	—	(3)	—	—	—	(3)	—	(3)
Share based compensation charge	—	2	—	—	—	2	—	2
Employee stock options issued	—	3	—	—	—	3	—	3
Other comprehensive loss	—	—	—	(99)	—	(99)	(49)	(148)
Deconsolidation of Seadrill Partners	—	—	—	—	—	—	(115)	(115)
Dividend payments	—	—	—	—	(459)	(459)	(17)	(476)
Initial public offering of North Atlantic Drilling	—	62	—	—	—	62	52	114
Net income	—	—	—	—	3,068	3,068	26	3,094
Balance at March 31, 2014	938	2,705	1,956	429	4,058	10,086	587	10,673

Balance at December 31, 2014	985	3,258	1,956	(448)	4,013	9,764	626	10,390
Sale and purchase of treasury shares, net	—	10	—	—	—	10	—	10
Other comprehensive (loss)/income	—	—	—	(133)	—	(133)	2	(131)
Distributions to non-controlling interests	—	—	—	—	—	—	(7)	(7)
Net income	—	—	—	—	427	427	21	448
Balance at March 31, 2015	985	3,268	1,956	(581)	4,440	10,068	642	10,710

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As of March 31, 2015 we owned and operated 39 offshore drilling units and had 16 units under construction. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs  for operations in shallow and deepwater areas, as well as benign and harsh environments.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are stated in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our annual financial statements filed with the SEC on Form 20-F for the year ended December 31, 2014. The year-end condensed balance sheet data that was derived from our audited 2014 financial statements does not include all disclosures required by US GAAP. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. The amounts are presented in United States dollar ("US dollar") rounded to the nearest million, unless stated otherwise.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2014 unless otherwise included in these unaudited interim financial statements as separate disclosures.

Note 2 – Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In April 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-08,  Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the criteria for reporting discontinued operations to include only disposals representing a strategic shift in operations. The ASU also requires expanded disclosures regarding the assets, liabilities, income, and expenses of discontinued operations. Seadrill adopted this guidance in the period, which was effective for the discontinued operations occurring after January 1, 2015. The adoption of this guidance did not have a material impact on Company's consolidated financial statements and related disclosures.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures, which required two accounting changes. First, the amendments in this Update changed the accounting for repurchase-to-maturity transactions to secured borrowing accounting. Second, for repurchase financing arrangements, the amendments required separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which would result in secured borrowing accounting for the repurchase agreement . The ASU also requires for certain transactions comprising (1) a transfer of a financial asset accounted for as a sale and (2) an agreement with the same transferee entered into in contemplation of the initial transfer that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. Seadrill adopted this guidance in the period.  However, the adoption of this guidance does not have a material impact on Company's consolidated financial statements and related disclosures.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements.  In April 2015 the FASB proposed to defer the effective date of the guidance by one year.  Based on this proposal, public entities would need to apply the new guidance for annual reporting periods beginning after December 15, 2017, and interim periods therein and early adoption is not permitted.  The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.
In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which made targeted amendments to the current consolidation guidance that could affect all industries. The FASB issued this guidance to respond to stakeholders' concerns about the current accounting for consolidation of certain legal entities. Financial statement users asserted that in certain situations in which consolidation is ultimately required, deconsolidated financial statements are necessary to better analyze the reporting entity's economic and operational results. Previously, the FASB issued an indefinite deferral for certain entities to partially address those concerns. However, the amendments in this guidance rescind that deferral and address those concerns by making changes to the consolidation guidance. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.
In April 2015, the FASB issued ASU 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.  The accounting standard update will be effective for the first interim period beginning after December 15, 2015 and early adoption is permitted.  The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In April 2015, the FASB issued ASU 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement, which provides explicit guidance about a customer's accounting for fees paid in a cloud computing arrangement. This ASU will be effective for the first interim period beginning after December 15, 2015 and early adoption is permitted.  The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Segment information

Operating segments

The Company provides offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class, and contract structure. We currently operate in the following two segments:

Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

Jack-up rigs: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to jack-up rigs for operations in harsh and benign environments.

Other: Primarily consists of rig management services.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal management reporting. The accounting principles for the segments are the same as for our consolidated financial statements.

Total revenue
(In $ millions)	Three Months Ended March 31,
	2015	2014
Floaters	832	839
Jack-up rigs	377	315
Other	35	67
Total	1,244	1,221

Depreciation and amortization
(In $ millions)	Three Months Ended March 31,
	2015	2014
Floaters	141	127
Jack-up rigs	57	47
Total	198	174

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Operating income - Net Income
(In $ millions)	Three Months Ended March 31,
	2015	2014
Floaters	376	784
Jack-up rigs	325	103
Other	2	3
Operating income	703	890
Unallocated items:
Total financial items and other	(197)	2,239
Income taxes	(58)	(35)
Net Income	448	3,094

Drilling Units and Newbuildings - Total Assets
(In $ millions)	As of March 31, 2015	As of December 31, 2014
Floaters	13,248	12,849
Jack-up rigs	4,305	4,326
Total Drilling Units and Newbuildings	17,553	17,175
Goodwill
Floaters	604	604

Unallocated items:
Assets held for sale	—	1,239
Investments in associated companies	3,002	2,898
Marketable securities	621	751
Cash and restricted cash	1,136	1,280
Other assets	2,903	2,559
Total Assets	25,819	26,506

Capital expenditures – fixed assets
(In $ millions)	Three Months Ended March 31,
	2015	2014
Floaters	538	364
Jack-up rigs	35	457
Total	573	821

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Gain on disposals

Period ended March 31, 2015

During the year ended December 31, 2014, the Company entered into a joint venture agreement with an investment fund controlled by Fintech Advisory Inc. ("Fintech"), for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs ("the jack-up drilling rigs") were included within the joint venture. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in the joint venture company, SeaMex Limited ("SeaMex"), which was previously 100% owned by the Company, and SeaMex simultaneously purchased the jack-up drilling rigs from Seadrill Limited.

As a result of the transaction the Company no longer controls the entities that own and operate these jack-up drilling units (the "Disposal Group"), and accordingly the Company has deconsolidated these entities as of March 10, 2015, and has recognized its remaining 50% investment in the joint venture at fair value.  The fair value of the retained 50% equity interest in the SeaMex joint venture was determined by reference to the price paid by Fintech to obtain a 50% equity interest in the disposal group from Seadrill.

Total consideration in respect of the Disposal Group was $1,171 million from SeaMex to Seadrill.  This was comprised of net cash of $586 million, a Seller's credit receivable of $250 million, short term related party receivable balances of $185 million and direct settlement of  Seadrill's debt facilities relating to the West Oberon amounting to $150 million.   The Seller's credit bears interest at a rate of LIBOR plus a margin of 6.50% and matures in December 2019.  See Note 17 to the consolidated financial statements for further details on the related party balances.

Seadrill utilized the cash consideration to repay outstanding debt facilities in respect of the West Courageous, West Defender and West Intrepid. See further details in Note 12 to the consolidated financial statements.

The total recognized gain on disposal was $186 million, after taking into account a goodwill allocation of $49 million, which has been presented in our consolidated statement of operations, under "gain on disposals" included within operating income.

The Company has not presented this disposal group as a discontinued operation in the statement of operations as it does not represent a strategic shift that has (or will have) a major effect on the Company's operations and financial results.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In $ millions)	As at March 10, 2014
FAIR VALUE OF CONSIDERATION RECEIVED
Net cash consideration received	749
Seller's credit recognized	250
Direct repayment of debt by the JV on behalf of Seadrill	150
Consideration receivable in respect of West Titania	162
Other related party balances receivable	23
Cash paid to acquire 50% interest in the JV	(163)
Fair value of consideration received	1,171

FAIR VALUE OF RETAINED 50% INVESTMENT IN SEAMEX LIMITED	163

CARRYING VALUE OF NET ASSETS
Current assets
Cash and cash equivalents	40
Accounts receivables, net	94
Deferred tax assets ST	8
Other current assets	20
Total current assets	162

Non-current assets
Drilling units	969
Deferred tax asset LT	4
Other non-current assets	86
Goodwill	49
Total non-current assets	1,108
Total assets	1,270

LIABILITIES
Current liabilities
Trade accounts payable	(1)
Other current liabilities	(61)
Total current liabilities	(62)

Non-current liabilities
Other non-current liabilities	(60)
Total non-current liabilities	(60)
Total liabilities	(122)
Carrying value of net assets	1,148

GAIN ON DISPOSAL	186

In connection with the JV agreement, SeaMex entered into a management support agreement with Seadrill Management, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management provides SeaMex with certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee of 8% of Seadrill's costs and expenses incurred in connection with providing these services. The agreement can be terminated by SeaMex by providing 120 days written notice.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Period ended March 31, 2014

On March 21, 2014, we completed the sale of the entities that own and operate the West Auriga (the "Auriga business"), to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners LLC and 49% owned by the Company. The entities continue to be related parties subsequent to the sale.

The agreed purchase price consisted of an enterprise value of $1.24billion, less debt assumed of $443 million. The total consideration of $797 million comprised cash of $697 million, and a discount note receivable of $100 million. The purchase price was subsequently adjusted by a working capital adjustment of $331 million. The total recognized gain on sale of the Auriga business was $440 million, which has been presented in our consolidated statement of operations, under "gain on disposals", included within operating income.

Note 5 – Taxation

Income taxes consist of the following:
(In $ millions)	Three Months Ended March 31,
	2015	2014
Current tax benefit/(expense):
Bermuda	—	—
Foreign	(65)	(38)
Deferred tax benefit/(expense):
Bermuda	—	—
Foreign	7	3
Total tax benefit/(expense)	(58)	(35)
Effective tax rate	(11.5)%	(1.1)%

The effective tax rate for the three months ended March 31, 2015 and 2014 was 11.5%  and 1.1%, respectively. The effective tax rate for the three months ended March 31, 2015 is higher as Q1 2014 included non-taxable gain on deconsolidation of Seadrill Partners, not repeated in Q1 2015.

The Company, including its subsidiaries, is taxable in several jurisdictions based on its rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

Income taxes for the three months ended March 31, 2015 and 2014 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

(In $ millions)	Three Months Ended March 31,
	2015	2014
Income taxes at statutory rate	—	—
Effect of taxable income in various countries	(58)	(35)
Total	(58)	(35)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax asset (liability) consists of the following:

Deferred Tax Assets:
(In $ millions)	March 31, 2015	December 31, 2014
Pension	14	19
Provisions	11	20
Net operating losses carried forward	299	291
Other	2	3
Gross deferred tax asset	326	333
Valuation allowance related to net operating losses carried forward	(288)	(280)
Net deferred tax asset	38	53

Deferred Tax Liability:
(In $ millions)	March 31, 2015	December 31, 2014
Property, plant and equipment	(44)	(60)
Foreign exchange	(11)	(7)
Gross deferred tax liability	(55)	(67)
Net deferred tax liability	(17)	(14)

Net deferred taxes are classified as follows:
(In $ millions)	March 31, 2015	December 31, 2014
Short-term deferred tax asset	11	19
Long-term deferred tax asset	27	34
Short-term deferred tax liability	—	—
Long-term deferred tax liability	(55)	(67)
Net deferred tax liability	(17)	(14)

Future taxable income justifies the inclusion of tax loss carry-forwards in the calculation of net deferred taxes.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In $ millions)	Three Months Ended March 31,
	2015	2014
Net income attributable to the parent	427	3,068
Less: Allocation to participating securities	(1)	(5)
Net income available to shareholders	426	3,063
Effect of dilution	—	10
Diluted net income available to shareholders	426	3,073

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In $ millions)	Three Months Ended March 31,
	2015	2014
Basic earnings per share:
Weighted average number of common shares outstanding	493	469
Diluted earnings per share:
Weighted average number of common shares outstanding	493	469
Effect of dilutive share options	—	1
Effect of dilutive convertible bonds	—	23
Weighted average number of common shares outstanding adjusted for the effects of dilution	493	493

Note 7 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in fair value recognized in "other comprehensive income" ("OCI").

Marketable securities held by the Company are equity securities considered to be available-for-sale securities. The following tables summarize the carrying values of the marketable securities in the balance sheet:

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	As at March 31, 2015
(In $ millions)	Original cost	Cumulative unrealized fair value gains/(losses)	Cumulative other than temporary impairments	Carrying value
Sapura Kencana	373	(61)	—	312
Seadrill Partners - Common Units	821	(512)	—	309
Total	1,194	(573)	—	621

	As at December 31, 2014
(In $ millions)	Original cost	Cumulative unrealized fair value gains/(losses)	Cumulative other than temporary impairments	Carrying value
Sapura Kencana	373	(48)	—	325
Seadrill Partners - Common Units	821	(395)	—	426
Total	1,194	(443)	—	751

Marketable securities and changes in their carrying value are as follows:

	Three Months Ended March 31, 2015
(In $ millions)	Gross realized gains	Gross realized losses	Gross Unrealized gains	Gross Unrealized losses	Gross proceeds from sales	Recognition and purchases	Gain/(loss) reclassified into income
Sapura Kencana	—	—	—	(13)	—	—	—
Seadrill Partners - Common Units	—	—	—	(117)	—	—	—
Total	—	—	—	(130)	—	—	—

	Three Months Ended March 31, 2014
(In $ millions)	Gross realized gains	Gross realized losses	Gross Unrealized gains	Gross Unrealized losses	Gross proceeds from sales	Recognition and purchases	Gain/(loss) reclassified into income
Petromena	6	—	—	—	10	—	—
Sapura Kencana	—	—	—	(85)	—	—	—
Seadrill Partners - Common Units	—	—	—	(27)	—	721	—
Total	6	—	—	(112)	10	721	—

Marketable securities in SapuraKencana and Seadrill Partners with an aggregate fair value of $621 million are in an unrealized loss position.  Aggregate unrealized losses of $573 million have been recognized within accumulated other comprehensive income.  These securities have all been in an unrealized loss position for less than 12 months.

Seadrill Partners - Common Units
Our ownership interest in Seadrill Partners' common units is 28.6% of total outstanding units as of March 31, 2015.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2015 an accumulated unrealized loss of $512 million has been recognized in accumulated other comprehensive income. We have evaluated the near term prospects of the Seadrill Partners in relation to the severity and duration of the impairment.  Seadrill Partners continues to make significant distributions to its common unitholders.  Its drilling units are largely on long term contracts and so it has reduced exposure to short term movements in market conditions or dayrates.  Based on that evaluation and our ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value, we do not consider the investment to be other-than-temporarily impaired at March 31, 2015.

SapuraKencana
Our ownership interest in SapuraKencana's outstanding common shares is 8.18%.

As of March 31, 2015 an unrealized loss of $61 million had been recognized in accumulated other comprehensive income. We have evaluated the near term prospects of SapuraKencana in relation to the severity and duration of the impairment.  Based on that evaluation and our ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value, we do not consider the investment to be other-than-temporarily impaired at March 31, 2015.

Note 8 – Investment in associated companies

The Company has the following investments that are recorded using the equity method and cost method for the periods presented in these financial statements:
(In $ millions)	March 31, 2015	December 31, 2014
Archer	—	—
Seabras Sapura Participacoes	25	21
Seabras Sapura Holdco	104	117
Itaunas Drilling	3	3
Camburi Drilling	6	6
Sahy Drilling	4	4
Seadrill Partners - Total direct ownership interests*	2,046	2,091
Seadrill Partners - Subordinated Units*	409	412
Seadrill Partners - Seadrill Member Interest and IDRs*	244	244
SeaMex Ltd	161	—
Total	3,002	2,898

SeaMex Limited

During the year ended December 31, 2014, the Company entered into a joint venture agreement with an investment fund controlled by Fintech, for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs were included within the joint venture. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in SeaMex Limited ("SeaMex"), which was previously 100% owned by the Company, and the jack-up drilling rigs were acquired by SeaMex from Seadrill.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As a result of the transaction the Company no longer controls the entities that own and operate these jack-up drilling rigs, and accordingly the Company has deconsolidated these entities as of March 10, 2015, and has recognized its retained 50% investment in the joint venture at fair value. See Note 4  to the Financial Statements for further details.

Note 9 – Newbuildings
(In $ millions)	Three months ended March 31, 2015	Year ended December 31, 2014
Opening balance	2,030	3,419
Additions	452	2,503
Transfers to drilling units	—	(3,892)
Closing balance	2,482	2,030

Note 10 – Drilling units
(In $ millions)	March 31, 2015	December 31, 2014
Cost	18,257	19,101
Accumulated depreciation	(3,186)	(2,991)
Re-classified as assets held for sale	—	(965)
Net book value	15,071	15,145

Depreciation expense on drilling units was $195 million and $172 million for the three months ended March 31, 2015 and 2014, respectively.

In March 2015, the West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs were disposed.  For more details see Note 4 to the consolidated financial statements, included herein.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Goodwill

The goodwill balance and changes in the carrying amount of goodwill are as follows:
(In $ millions)	Three months ended March 31, 2015	Year ended December 31, 2014
Opening balance
Goodwill	836	1,200
Accumulated impairment losses	(232)	—
	604	1,200
Disposals and deconsolidations	—	(315)
Impairment of goodwill	—	(232)
Re-classified as assets held for sale	—	(49)

Closing balance
Goodwill	836	836
Accumulated impairment losses	(232)	(232)
	604	604

The Company performed its annual goodwill impairment test as of December 31, 2014 for both its reporting units; Floaters and Jack-ups.  The Company elected to bypass the qualitative assessment given the recent decline in market conditions in the offshore drilling industry.  The annual impairment test resulted in the Company recognizing an impairment loss of $232 million relating to its Jack-up reporting unit.  The impairment loss relating to the Jack-up reporting unit is primarily due to declining day rates and future market expectations for day rates in the sector.  These have been trending lower as a result of the recent decline in the price of oil, which has impacted the spending plans of our customers.  No impairment was recognized relating to the Floater reporting unit as the fair value estimate substantially exceeded carrying value.
The impairment charge relating to the Jack-up reporting unit was allocated between the parent and non-controlling interests based upon the non-controlling interests share in each drilling unit within the Jack-up segment.  The overall charge to the reporting unit was first allocated to each drilling unit based upon the relative fair values of those drilling units.  The non-controlling interest in each drilling unit was then applied to the allocated charge in order to determine the portion attributable to non-controlling interests. The total impairment allocated to the non-controlling interest was $39 million.
The estimated fair values of the Floater and Jack-up reporting units were derived using an income approach which estimated discounted future cash flows for each reporting unit.  Our estimated future free cash flows are primarily based on our expectations around day rates, drilling unit utilization, operating costs, capital and long term maintenance expenditures and applicable tax rates.  The cash flows are estimated over the remaining useful economic lives of the assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 9.5%.
The assumptions used in the Company's estimated cash flows were derived from unobservable inputs and are based on management's judgments and assumptions available at the time of performing the impairment test.
As of December 31, 2014 the aggregated estimated fair value of the Company's reporting units exceeded its market capitalization.  The Company evaluated the difference by reviewing the implied control premium as compared to other market transactions within our industry and considering other benchmark data and analysis prepared by offshore drilling industry analysts.  The Company deemed the implied control premium to be reasonable in the context of the data considered.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Debt

(In $ millions)	March 31, 2015	December 31, 2014
Credit facilities:
$700 facility	30	420
$2,000 facility (North Atlantic Drilling)	1,325	1,367
$400 facility	70	280
$420 facility	342	351
$440 facility	258	258
$450 facility	—	416
$1,450 facility	423	433
$360 facility (Asia Offshore Drilling)	300	309
$300 facility	204	210
$1,750 facility (Sevan Drilling)	1,190	1,225
$150 facility	—	150
$450 facility	384	397
$1,500 facility	1,437	1,469
$1,350 facility	1,283	1,317
$950 facility	950	—
Total credit facilities	8,196	8,602

Ship Finance International Loans:
$375 facility	277	284
$390 facility	288	303
$475 facility	389	451
Total Ship Finance International Loans	954	1,038

Unsecured bonds:
Unsecured bonds	2,809	2,856
Total unsecured bonds	2,809	2,856

Other credit facilities with corresponding restricted cash deposits	110	124
Total debt	12,069	12,620
Less: current portion	(1,427)	(2,309)
Long-term portion	10,642	10,311

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The outstanding debt as of March 31, 2015 is repayable as follows:
(In $ millions)	As at March 31, 2015
Twelve months ended March 31, 2016	1,427
Twelve months ended March 31, 2017	1,319
Twelve months ended March 31, 2018	3,414
Twelve months ended March 31, 2019	2,182
Twelve months ended March 31, 2020	2,799
Twelve months ended March 31, 2021 and thereafter	928
Total debt	12,069

The significant developments relating to the Company's debt in the three months ended March 31, 2015 are explained below.

Credit Facilities

$700 million senior secured term loan
In October 2010, the Company entered into a $700 million senior secured loan facility with a syndicate of banks to partly fund the acquisition of seven jack-up drilling rigs, which have been pledged as security. The facility bears interest at LIBOR plus 2.50% per annum and is repayable over a term of five years. During the three months ended March 2015, the tranches relating to the West Courageous, West Defender, and the West Intrepid were repaid, as well as the revolving credit tranche. The outstanding balance as at March 31, 2015 was $30 million (December 31, 2014: $420 million).

$400 million senior secured credit facility
In December 2011, the Company entered into a $400 million senior secured credit facility with a syndicate of banks. The jack-up rigs West Cressida, West Callisto, West Leda and West Triton have been pledged as security. The facility has a five year term and bears interest of LIBOR plus 2.50% per annum. During the three months ended March 31, 2015 we repaid $200 million of the revolving credit tranche. The outstanding balance as at March 31, 2015 was $70 million (December 31, 2014: $280 million).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

$450 million senior secured credit facility
In December 2012, we entered into a $450 million senior secured credit facility with a syndicate of banks, and was drawn down on January 3, 2013. The West Eclipse semi-submersible rig was pledged as security. The facility was scheduled to mature within one year and bore interest of LIBOR plus 3.00%. On December 20, 2013, we amended this facility for an additional one year, with an amended interest rate of LIBOR plus 2.00%. On December 19, 2014, we amended this facility with a new maturity date of February 3, 2015 on the same terms. In January 2015, this facility has been repaid in full and replaced with a new $950 million facility. The outstanding balance as at March 31, 2015 was nil (December 31, 2014: $416 million).

$150 million senior secured credit facility
In October 2013, we entered into a $150 million secured credit facility with a bank. The West Oberon and the West Prospero were pledged as security, bears interest of LIBOR plus a margin of 0.75%, with a maturity date in June 2014. The loan was subsequently amended with a new maturity date of March 31, 2015 and revised margin of 1.0%. In March 2015, this facility was repaid in full as part of the SeaMex transaction - see Note 4 for further details. The outstanding balance as at March 31, 2015 was nil (December 31, 2014: $150 million).

$950 million senior secured credit facility
In January 2015 the Company entered into a $950 million senior secured credit facility with a syndicate of banks and export credit agencies to fund the delivery of the West Carina and to refinance the Company's indebtedness related to the West Eclipse. The facility comprises of a $60 million term loan, a $250 million revolving facility and a $190 million ECA facility for the West Carina; and a $225 million term loan and a $225 million revolving facility for the West Eclipse. The term loans and revolving credit facilities bear interest at LIBOR plus 2.00% and the ECA facility has a CIRR fixed interest rate of 2.12%. The West Carina term loan and revolving credit facility have a five year maturity and a twelve year profile, with a balloon payment of $187 million in year five. The West Carina ECA facility has a twelve year maturity and a twelve year profile.  The West Eclipse term loan has a five year maturity and a five year profile. The West Eclipse revolving credit facility has a maturity of five years and is non amortizing, with a balloon payment of $225 million in year five.  If the commercial facilities are not refinanced satisfactorily after five years then the ECA facility also becomes due.  The total outstanding balance as at March 31, 2015 was $950 million (December 31, 2014: nil).

Covenants contained in our debt facilities

The full list of the Company's covenants is disclosed in the annual report on 20-F for the year ended December 31, 2014.

Covenants contained in North Atlantic Drilling Limited ("NADL")

In February 2015, NADL received approval from its Norwegian Bondholders to amend the Bond Agreement for its NOK1.5 billion Norwegian Bond maturing in 2018. Under the terms of the agreement, Seadrill will provide a guarantee for the Bond Issue in exchange for amendments to the covenant package, principally replacing the current financial covenants with the financial covenants within Seadrill's NOK bonds. Additionally, NADL received approval to amend its $2 billion credit facility and $475 million term loan and revolving credit facility. Under the terms of the agreements, Seadrill will provide a guarantee for the credit facility in exchange for amendments to the covenant package, principally replacing the existing financial covenants with financial covenants within Seadrill's secured credit facilities. This amendment to the covenants was applicable to the period ended December 31, 2014. As such there are no longer separate financial covenants contained within NADL's credit facilities or bond agreements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Common shares

	March 31, 2015		December 31, 2014
All shares are common shares of $2.00 par value each	Shares	$ million	Shares	$ million
Authorized share capital	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	493,078,680	986	493,078,678	986
Treasury shares held by Company	(318,740)	(1)	(318,740)	(1)
Outstanding common shares in issue	492,759,940	985	492,759,938	985

Note 14 – Accumulated other comprehensive income

Accumulated other comprehensive income as of March 31, 2015 and December 31, 2014 was as follows:
(In $ millions)	March 31, 2015	December 31, 2014

Unrealized gain on marketable securities	(573)	(443)
Unrealized gain on foreign exchange	41	51
Actuarial loss relating to pension	(50)	(57)
Share in unrealized gains from associated companies	1	1
Accumulated other comprehensive income	(581)	(448)

With the exception of actuarial loss relating to pension, income taxes associated with each component of other comprehensive income is nil.  The income tax benefit on actuarial loss relating to pension is $12 million as of March 31, 2015 and $19 million as of December 31, 2014.

Note 15 – Risk management and financial instruments

The majority of gross earnings from the Company's drilling units are receivable in US dollars and the majority of the Company's other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the US dollar. The Company is also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on primarily NOK denominated debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company's cash flows.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company's objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally used to repay revolving credit facilities, which yield higher returns than are available on fixed or overnight deposits with banks. Amounts available on revolving credit facilities can be drawn down with short term notice, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Interest rate swap agreements not qualified as hedge accounting

At March 31, 2015 the Company had interest rate swap agreements with an outstanding principal of  $7,697 million (December 31, 2014: $8,018 million). These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "(loss)/gain on derivative financial instruments". The total fair value of the interest rate swaps outstanding at March 31, 2015 amounted to a gross liability of $209 million and a net liability of $197 million due to master netting agreements with our counterparties (December 31, 2014: a gross liability of  $190.9 million and net liability of $134 million). The fair value of the interest rate swaps are classified as other current liabilities in the balance sheet.

The total realized and unrealized losses recognized in the consolidated statement of operations relating to interest rate swap agreements in the three months ended March 31, 2015 amounted to $96 million (three months ended March 31, 2014: losses of $29 million).

Cross currency interest rate swaps not qualified as hedge accounting

At March 31, 2015 the Company had outstanding cross currency interest rate swaps with a principal amount of $807 million (December 31, 2014: $807 million) with maturity dates between March 2018 and March 2019 at fixed rates ranging from 4.33% to 6.18%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under " (loss)/gain on derivative financial instruments". The total fair value of cross currency interest swaps outstanding at March 31, 2015 amounted to a gross and net liability of $266 million (December 31, 2014:  gross and net liability of $201 million). The fair value of the cross currency interest swaps are classified as other current liabilities in the balance sheet.

The total realized and unrealized losses recognized in the consolidated statement of operations relating to cross currency interest rate swap agreements in the three months ended March 31, 2015 amounted to $68 million (three months ended March 31, 2014: gains of $3 million).

Interest rate hedge accounting

A Ship Finance subsidiary consolidated by the Company as a VIE (refer to Note 17) has entered into interest rate swaps in order to mitigate its exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition the West Linus.  These interest rate swaps qualify for hedge accounting and any changes in its fair value are included in "other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as of March 31, 2015.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Outstanding principal as at
	March 31, 2015
Variable interest entity	(In $ millions)	Receive rate	Pay rates	Length of contracts
SFL Linus Limited (West Linus)	218	1 - 3 month LIBOR	1.77 - 2.01%	Dec 2013 - Dec 2018

The total fair value of interest swaps under hedge accounting at March 31, 2015 amounted to a liability of $4 million (December 31, 2014: liability of $3 million), classified as other non-current liabilities in the balance sheet. In the three months ended March 31, 2015, the VIE Ship Finance subsidiary recorded $1 million of fair value losses (year ended March 31, 2014: no fair value losses) on interest rate swaps. These losses were recorded by the VIE in "other comprehensive income" but due to their ownership by Ship Finance the losses are allocated to "non-controlling interests" in our consolidated statement of changes in equity. Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore the Company, recognized no gain or loss due to hedge ineffectiveness in the consolidated financial statements during the three months ended March 31, 2015  (three months ended March 31, 2014: no fair value gain or loss).

Foreign exchange risk management

The Company and the majority of its subsidiaries use the US dollar as their functional currency because the majority of their revenues and expenses are denominated in US dollars.  The Company's reporting currency is also US dollars. We do, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Foreign currency forwards not qualified as hedge accounting

The Company uses foreign currency forward contracts and other derivatives to manage exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under current receivables if the contracts have a net positive fair value, and under other current liabilities if the contracts have a net negative fair value. At March 31, 2015, the Company had forward contracts to sell approximately $49 million in May 2015 at exchange rates averaging NOK 8.07 per US dollar. The total fair value of NOK currency forward contracts as at March 31, 2015 amounted to a liability of $5 million (December 31, 2014: liability of $23.8 million); these contracts are classified as other current liabilities in the balance sheet.

At March 31, 2015, the Company also had British Pounds Sterling (GBP) swap contracts to sell approximately GBP30 million ($47 million) between April 2015 and July 2015 at exchange rates ranging from GBP 1.51 to GBP 1.64 per US dollar. The total fair value of GBP currency swaps outstanding at March 31, 2015 amounted to a liability of $2 million (December 31, 2014: liability of $3 million); these contracts are classified as other current liabilities in the balance sheet.

The total realized and unrealized losses recognized in the consolidated statement of operations relating to foreign currency forward agreements in the three months ended March 31, 2015 amounted to $11 million (three months ended March 31, 2014: gains of $4 million).

Total Return Swap Agreements

As at March 31, 2015 the Company had Total Return Swap ("TRS") agreements for 4,000,000 Seadrill Limited shares at an average strike price of NOK 87.41. The fair value of the TRS agreements at March 31, 2015 was a liability of $6 million (December 31, 2014: liability of $5 million). The fair values of the TRS agreements are classified as other current liabilities in the balance sheet as at March 31, 2015 and 2014.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The total realized and unrealized losses recognized in the consolidated statement of operations relating to TRS agreements in the three months ended March 31, 2015 amounted to $5 million (three months ended March 31, 2014: losses of $6 million).

Sevan share repurchase agreements
The Company has entered into agreements in which the Company sold its shares in Sevan Drilling to commercial banks and then entered into a share purchase agreement to repurchase the same amount of shares at a later date which is generally within three months from the date of entering into the sale agreement. As at December 31, 2014 the Company had agreements for 216,065,464 Sevan Drilling shares at a strike price of NOK4.1701 and 81,828,500 Sevan Drilling shares at a strike price of NOK4.1966. On February 6, 2015, these forward agreements were settled and new forward agreements were entered into. The cash settlement was $134 million. As of March 31, 2015 the Company had agreements for 216,065,464 Sevan Drilling shares to be repurchased on May 6, 2015 at a strike price of NOK0.7249 and 81,828,500 Sevan Drilling shares to be repurchased on May 6, 2015 at a strike price of NOK0.7246. These share repurchase agreements have been accounted for as secured borrowings and therefore the Company has recognized the liabilities associated with these repurchases in other current liabilities in the amount of $27 million as of March 31, 2015 (December 31, 2014: $167.2 million).

On May 7, 2015, the Company rolled forward the agreement and entered into a forward agreement for 216,065,464 Sevan shares expiring August 10, 2015 with a strike price of NOK 0.6247, and a second forward agreement for 81,828,500 Sevan shares expiring August 6, 2015 with a strike price of NOK 0.6243.

Other derivative agreements

In September 2013, the Company entered into two derivative contract arrangements with a bank to finance a portion of its equity  investment in SapuraKencana in which the Company received $250 million upfront as prepayment for one of the agreements.  The agreements have a settlement date three years from the inception date and include an interest equivalent component which is based on the prepaid amount received and LIBOR plus 1.9% per annum. As part of these agreements, a number of shares in SapuraKencana were pledged as security, the value of which as of March 31, 2015 amounted to $312 million (December 31, 2014: $325 million), and was presented as a long term marketable security on the balance sheet. The unrealized gains and losses resulting from measuring the fair value of these contracts at March 31, 2015 are a gross asset of $108 million, and a gross liability of $108 million (December 31, 2014: gross asset of $103 million and gross liability of $103 million) which have been offset in the balance sheet and income statement as these agreements meet the criteria for offsetting. The $250 million received as a prepayment to Seadrill is included in other long-term liabilities.

Credit risk

The Company has financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to counterparty by offsetting them against amounts that the counterparty owes to the Company.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at March 31, 2015 and December 31, 2014 were as follows:

	March 31, 2015		December 31, 2014
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	903	903	831	831
Restricted cash	233	233	449	449
Related party loans receivable - short term	230	230	69	69
Related party loans receivable - long term	603	603	311	311
Current portion of floating rate debt	1,049	1,049	1,928	1,928
Long-term portion of floating rate debt	8,101	8,101	7,713	7,713
Current portion of fixed rate CIRR loans	36	36	39	39
Long term portion of fixed rate CIRR loans	74	74	84	84
Fixed interest bonds - short term	345	342	323	342
Fixed interest bonds - long term	1,505	1,892	2,015	1,892
Floating interest bonds - long term	455	575	483	622
Related party fixed rate debt - long term	415	415	415	415

The carrying value of cash and cash equivalents and restricted cash, which are liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the related party loans receivable from Seadrill Partners, Archer and SeaMex are estimated to be equal to the carrying value. This debt is not freely tradable and cannot be recalled by the Company at prices other than specified in the loan note agreements. The loans were entered into at market rates. They are categorized as level 2 on the fair value measurement hierarchy. Refer to Note 17 for further information.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly, usually every one to six months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the long-term portion of the fixed rate CIRR loans is equal to the carrying value, as they are matched with equal balances of restricted cash. We have categorized this at level 2 on the fair value measurement hierarchy.

The fixed interest rate bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on March 31, 2015 and December 31, 2014. We have categorized this at level 1 on the fair value measurement hierarchy.

The floating interest bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on March 31, 2015 and December 31, 2014. We have categorized this at level 1 on the fair value measurement hierarchy.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the loans provided by Ship Finance to the Company's VIE's are estimated to be equal to the carrying value as the loans were entered into at market rates.  The debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance. We have categorized this at level 2 on the fair value measurement hierarchy. Refer to Note 17 for further information.

Financial instruments that are measured at fair value on a recurring basis:
		Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In $ millions)	March 31, 2015	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	621	621	—	—
Interest rate swap contracts – short term receivable	1	—	1	—
Total assets	622	621	1	—

Liabilities:
Interest rate swap contracts – short term payable	198	—	198	—
Interest rate swap contracts – long term payable	4	—	4	—
Cross currency swap contracts – short term payable	266	—	266	—
Foreign exchange forwards – short term payable	7	—	7	—
Other derivative instruments – short term payable	6	—	6	—
Total liabilities	481	—	481	—

		Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In $ millions)	December 31, 2014	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	751	751	—	—
Interest rate swap contracts – short term receivable	5	—	5	—
Total assets	756	751	5	—

Liabilities:
Interest rate swap contracts – short term payable	139	—	139	—
Interest rate swap contracts – long term payable	3	—	3	—
Cross currency swap contracts – short term payable	201	—	201	—
Foreign exchange forwards – short term payable	27	—	27	—
Other derivative instruments – short term payable	5	—	5	—
Total liabilities	375	—	375	—

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR, NIBOR and STIBOR interest rates as of March 31, 2015.

The fair value of other derivative instruments is calculated using the closing prices of the underlying securities, dividends paid since inception and the interest charged by the counterparty.

Note 16 – Variable Interest Entities (VIEs)

As of March 31, 2015, the Company leased two semi-submersible rigs, and a jack-up rig from VIEs under finance leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance Ltd and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15 year lease period.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table gives a summary of the sale and leaseback arrangements, as of March 31, 2015:
Unit	Effective from	Sale value (In $ millions)	First repurchase option (In $ millions)	Month of first repurchase option	Last repurchase option * (In $ millions)	Month of last repurchase Option *
West Taurus	Nov 2008	850	418	Feb 2015	149	Nov 2023
West Hercules	Oct 2008	850	580	Aug 2011	135	Aug 2023
West Linus	June 2013	600	370	June 2018	170	June 2028

* For West Taurus and West Hercules repurchase options at the end of the lease terms have been agreed, at $149 million and $135 million, respectively. For West Linus the put option is $100 million.

The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated financial statements. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company's balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts. At March 31, 2015 and at December 31, 2014 the units are reported under drilling units in the Company's balance sheet.

The bareboat charter rates are set on the basis of a Base LIBOR Interest Rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for each contract. A summary of the bareboat charter rates per day for each unit is given below.

	(In $ thousands)
Unit	2015	2016	2017	2018	2019
West Taurus	186	165	158	158	144
West Hercules	180	179	170	166	143
West Linus	222	222	222	222	173

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The assets and liabilities in the accounts of the VIEs as at March 31, 2015 and as at December 31, 2014 are as follows:

	March 31, 2015			December 31, 2014
(In $ millions)	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited
Name of unit	West Taurus	West Hercules	West Linus	West Taurus	West Hercules	West Linus
Investment in finance lease	415	419	564	429	426	574
Amount due from related parties *	48	10	7	45	5	14
Other assets	7	7	—	13	10	—
Total assets	470	436	571	487	441	588

Short-term interest bearing debt	23	28	51	32	28	51
Long-term interest bearing debt	265	249	338	271	256	400
Other liabilities	3	1	4	6	1	3
Short-term debt due to related parties *	—	—	40	—	—	—
Long-term debt due to related parties *	145	145	125	145	145	125
Total liabilities	436	423	558	454	430	579
Equity	34	13	13	33	11	9

Book value of units in the Company's consolidated accounts	447	595	576	450	603	581
* In the VIEs separate financial statements the related party balances are presented on a net basis.

Note 17 – Related party transactions

Seadrill Partners

The following is a summary of the related party agreements with Seadrill Partners:
Management agreements - Income recognized under the management, administrative and technical service agreements for the three months ended March 31, 2015 were $13 million (2014: income of $12 million).

Other revenues and expenses - Other revenues and expenses include operating revenues and costs earned and incurred for certain drilling units on behalf of subsidiaries of Seadrill Partners, insurance premiums and bareboat charter arrangements.  Other revenues and expenses earned and incurred for the period ending March 31, 2015 were $11 million and $9 million, respectively (2014: $7 and $16 million, respectively).

Rig financing agreements – Total amounts owed under the rig financing agreements as of March 31, 2015, relating to the T-15 and T-16, totaled $159 million (December 31, 2014: $159 million).  Certain subsidiaries of Seadrill Partners are guarantors under the external facilities in which these three rigs are pledged as security.  Under the terms of the facilities, the guarantors are jointly and severally liable for other guarantors and the borrower who are party to this facility.  The Company has provided an indemnification to Seadrill Partners for any payments or obligations related to these facilities for any losses incurred which do not relate to the T-15 and T-16.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Extension of West Vencedor loan agreement to Seadrill Partners

The West Vencedor Loan Agreement between the Company and Seadrill Partners was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $70 million. On April 14, 2015 the Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears a margin of 2.25%, a guarantee fee of 1.4% and a balloon payment of $21 million due at maturity in June 2018. As at March 31, 2015 the total net book value of the West Vencedor pledged as security by Seadrill Partners was $181 million. The outstanding balance under the West Vencedor Loan Agreement due to the Company was $70 million as of March 31, 2015 ($78 million as of December 31, 2014).

$110 million Vendor financing loan - In May, 2013, Seadrill Partners borrowed from the Company $110 million as vendor financing to fund the acquisition of the T-15. The loan bears interest at a rate of LIBOR plus a margin of 5.00% and matures in May 2016. The outstanding balance as at March 31, 2015 was $110 million (2014: $110 million).

Interest income, including commitment fees, for the period ending March 31, 2015 for these arrangements was $4 million (2014: $18 million).

Derivative interest rate swap agreements - the Company recharges interest rate swap agreements to Seadrill Partners on a back to back basis. The total net charged to Seadrill Partners was $8 million for the period ending March 31, 2015 (2014: $19 million).

Receivables and Payables – Receivables and payables with Seadrill Partners and its subsidiaries are comprised of management fees, advisory and administrative services, and other items including accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of Seadrill Partners or its subsidiaries and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill Partners and its subsidiaries are unsecured, bear interest at a rate equal to LIBOR plus approximately 4% per annum, and are intended to be settled in the ordinary course of business.

Receivables/(payables) with Seadrill Partners and its subsidiaries as of March 31, 2015 and December 31, 2014 consisted of the following:
(In $ millions)	March 31, 2015	December 31, 2014
Rig financing and loan agreements	229	237
$109.5 million Vendor financing loan	110	110
Deferred consideration receivable	83	74
Other receivables	178	264
Other payables	(35)	(77)

Other Related parties

The Company transacts business with the following related parties, being companies in which our principal shareholder Hemen Holding Ltd ("Hemen") has a significant interest:

•	Ship Finance International Limited ("Ship Finance")

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

•	Metrogas Holdings Inc ("Metrogas")

•	Archer Limited ("Archer")

•	Frontline Management (Bermuda) Limited ("Frontline")

Ship Finance transactions
We have entered into a number of sale and leaseback contracts for several drilling units with Ship Finance, a company in which our principal shareholders, Hemen and companies associated with Hemen have a significant interest. The shares of Hemen are held by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are consolidated in our financial statements. Refer to Note 16  Variable Interest Entities (VIEs). The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated financial statements.

In the three month periods ended March 31, 2015 and 2014, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:
(In $ millions)	Three Months Ended March 31,
	2015	2014
West Polaris *	—	14
West Hercules	13	19
West Taurus	20	27
West Linus	20	4
Total	53	64

* The West Polaris was repurchased from Ship Finance on December 30, 2014.

These lease costs are eliminated on consolidation.

The VIEs had loans due to Ship Finance amounting to $415 million as at March 31, 2015 (December 31, 2014: $415 million). The related party loans are disclosed as "Long-term debt due to related parties" on the balance sheet. The loans bear interest at a fixed rate of 4.5% per annum. The total interest expense insured for the three months ended March 31, 2015 was $5 million (2014: $6 million).

Archer transactions

On March 7, 2013, the Company provided a guarantee to Archer on its payment obligations on a certain financing arrangements. The maximum liability to the Company is limited to $100 million.  The guarantee fee is 1.25% per annum. On July 31, 2013, the Company provided Archer with an additional guarantee of $100 million, which was provided as part of Archer's divestiture of a division, to support Archer's existing bank facilities. During 2014, the guarantees above were increased to a total of $250 million. The guarantee fee is 1.25% per annum.

On December 31, 2013, we provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of €56 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

On July 14, 2014, we provided Archer Norge AS, a wholly owned subsidiary of Archer, with a guarantee of a maximum of $20 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These guarantee fees are included in other financial items in our consolidated statement of operations. The guarantee fees charged were $1 million for the three months ended March 31, 2015 (2014: $1 million).

Archer provides certain management support and administrative services for the Company, and charged the Company fees of $1 million for the three months ended March 31, 2015 (2014: nil).  These amounts are included in general and administrative expenses.

On March 6, 2015, the Company purchased a $50 million subordinated loan made by Metrogas, a related party, to Archer, a related party. The aggregate consideration paid for the loan by the Company to Metrogas was $51 million which is equal to the sum of the outstanding principal amount of $50 million and $1 million accrued commitment fee and interest on the loan. The loan bears interest at 7.5% per annum and has a commitment fee of 1% on any undrawn amount. As of the date of the purchase by the Company there was no undrawn amount. Interest and any commitment fee is due upon maturity of the loan on June 30, 2018.

Frontline transactions

Frontline provides certain management support and administrative services for the Company, and charged the Company fees of $1 million for the three months ended March 31, 2015 (2014: $1 million).  These amounts are included in general and administrative expenses.

Other related parties

SeaMex disclosures

As of March 10, 2015, the date of deconsolidation, SeaMex Limited is considered to be a related party and not a controlled subsidiary of the Company. The following is a summary of the related party agreements with SeaMex Limited:

Management and administrative service agreements
In connection with the JV agreement, SeaMex Limited, entered into a management support agreement with Seadrill Management, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management provides the SeaMex Limited certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee of 8%. The agreement can be terminated by providing 60 days written notice.

It is also agreed that Seadrill Jack Up Operations De Mexico, which is a 100% owned subsidiary of SeaMex Limited and provides support services to the rigs acquired by the JV, will continue to provide management services to Sea Dragon De Mexico in respect of managing the rig West Pegasus and will charge a fee of 5% plus costs incurred in connection with managing the rig on its behalf.

Also, Sea Dragon De Mexico (wholly owned subsidiary of Seadrill Limited) has entered into a service agreement with Seadrill Titania De Mexico (wholly owned subsidiary of SeaMex Limited) whereby Sea Dragon De Mexico acts on behalf of Seadrill Titania De Mexico in connection with the operations of West Titania in Mexico. Under this agreement, Sea Dragon De Mexico will earn a management fees of $10,000 per month over the cost that it incurs on managing the rig.

The share of results from the joint venture recognized for three months ended March 31, 2015 was a loss of $2 million.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

$250 million Seller's credit - In March 2015, SeaMex Limited borrowed from the Company $250 million as Seller's credit to fund the acquisition of the Disposal Group. The loan is divided into two facilities, (a) a term loan facility for an amount up to $230 million and (b) a revolving loan facility of up to $20m. Both facilities bear interest at a rate of LIBOR plus a margin of 6.50% and mature in December 2019. Interest on the loan is payable quarterly in arrears. The outstanding balance as at March 31, 2015 was $250 million.

$162 million consideration receivable - SeaMex Joint Venture will pay to the Company an amount of $163 million being consideration receivable in respect of deconsolidation which is payable at the time of allocation of rig contract in relation to West Titania to the Joint Venture.

Receivables and Payables – Receivables and payables with SeaMex joint venture are comprised of management fees, advisory and administrative services, and other items including accrued interest.  Receivables and payables are generally settled quarterly in arrears. Trading balances with SeaMex Joint Venture are unsecured, bear a monthly interest rate equal to 1.5%, compounded  monthly and are intended to be settled in the ordinary course of business.

Receivables/(payables) with SeaMex Joint Venture as of March 31, 2015 consisted of the following:
(In $ millions)	March 31, 2015
Consideration receivable	162
Seller's credit	250
Other receivables	27

Seabras Sapura transactions
Seabras Sapura Participacoes SA and Seabras Sapura Holdco Ltd, together referred to as Seabras Sapura, are joint ventures each owned 50% by the Company.
The Company has provided yard guarantees in relation to the Seabras Sapura Participacoes pipe-laying vessel of EUR47 million, which have been provided on a 50:50 basis with TL Offshore. The guarantee continues to be in place until the yard obligations have been fulfilled, which is expected to be in 2015.
The Company has provided yard guarantees in relation to Seabras Sapura Holdco pipe-laying vessels totaling $375 million (2013: $625 million), which have been provided on a 50:50 basis with TL Offshore. The guarantees continue to be in place until the yard obligations have been fulfilled, which is expected to be during 2016 for the final three vessels.
In May 2014, the Company provided a loan to Seabras Sapura of $11 million. The loan has an interest of 3.4% and is repayable by May 31, 2015.
In May 2014, the Company provided a loan to Seabras Sapura of €3 million. The outstanding balance as at March 31, 2015 was $4.5 million. The loan has an interest of 3.4% and is repayable by May 31, 2015.
In January 2015, the Company provided a loan to Seabras Sapura of $17.5 million. The outstanding balance as at March 31, 2015 was $17.5 million. The loan has an interest of 3.4% and is repayable by February 16, 2016.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In April 2015 the relevant subsidiaries under the joint venture, 50% of the shares of such subsidiaries being indirectly owned by the Company, entered into a $780 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Onix, Sapura Jade and Sapura Rubi pipe-laying support vessels. As a condition to the lenders making the loan available to each of the borrowers, the Company has guaranteed, on a 50:50 basis with SapuraKencana, the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions.
The total net interest income of the above loans relating to Seabras Sapura for three months ended March 31, 2015 was $0 million (2014: nil).

Other related party transactions

During the year ended December 31, 2014, the Company recognized related party revenues of $25 million (2014: $2 million). In 2014 the revenue related to Seadrill Partners under the management agreements as described above.

Note 18 – Commitments and contingencies

Purchase Commitments

At March 31, 2015, we had fifteen contractual commitments under newbuilding contracts. The contracts are for the construction of three semi-submersible rigs, four drillships and, eight jack-up rigs. The units are scheduled to be delivered in 2015, and 2016 and 2017. As of March 31, 2015 we have paid $1,359 million related to these rigs, including payments to the construction yards and other payments, and are committed to make further payments amounting to $4,952 million. These amounts include contract variation orders, spares, accrued interest expense, construction supervision and operation preparation.

The maturity schedule for the remaining payments is as follows:

(In $ millions)	As of March 31, 2015
2015	3,850
2016	656
2017	446
Total	4,952

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities.  We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of March 31, 2015.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In December 2014, a purported shareholder class action lawsuit, Fuchs et al. v. Seadrill Limited et al., No. 14-cv-9642 (LGS)(KNF), was filed in US Federal District Court in the Southern District of New York, alleging, among other things, that Seadrill and certain of its executives made materially false and misleading statements in connection with the payment of dividends.  In January 2015, a second purported shareholder class action lawsuit,  Heron v. Seadrill Limited et al., No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds.  In March 2015, a third purported shareholder class action lawsuit, Glow v. Seadrill Limited et al., No. 15-cv-1770 (LGS)(KNF), was filed in the same court on similar grounds.  On March 24, 2015, the court consolidated these complaints into a single action.  Although we intend to vigorously defend this action, we cannot predict the outcome of this case, nor can we estimate the amount of any possible loss.  Accordingly, no loss contingency has been recognized within the financial statements.

Note 19 - Supplementary cash flow information

The table below summarizes the non-cash investing and financing activities relating to the periods presented:
(In $ millions)	March 31, 2015	March 31, 2014
Non-cash investing activities
Disposal of subsidiaries - existing bank loan repaid (1)	150	—
Disposal of West Auriga - consideration received as a loan note (2)	—	100
Non-cash financing activities
Repayment of bank loan through disposal of subsidiaries (1)	(150)	—
Repayment relating to share forward contracts and other derivatives (3)	(136)	—

(1) Existing debt of the Company was directly settled as consideration for the disposal of certain drilling rigs to the SeaMex joint venture - see Note 4  for more details.
(2) Disposal of the West Auriga in Q1 2014 - loan note receivable from Seadrill Partners was settled as part of term loan B refinancing proceeds.
(3) During the period, Company made a payment for settlement of Sevan share repurchase agreements using cash balances already classified as restricted.

Note 20 – Subsequent Events

Sevan Drilling: Migration from Norway to Bermuda
In May 2015, shareholders of Sevan Drilling ASA resolved the moving of the parent company in the Sevan Drilling Group from Norway to Bermuda.  On May 26, 2015, the Board of Directors of Oslo Børs resolved to admit the shares in Sevan Drilling Limited to listing on Oslo Børs.  The process is expected to be completed in June 2015.

Sevan share repurchase agreements
On May 7, 2015, the Company rolled forward the agreement and entered into a forward agreement for 216,065,464 Sevan shares expiring August 10, 2015 with a strike price of NOK 0.6247, and a second forward agreement for 81,828,500 Sevan shares expiring August 6, 2015 with a strike price of NOK 0.6243.

Amendment and extension of the West Vencedor loan agreement
On April 14, 2015 the related party loan agreement between the Company and Seadrill Partners for the West Vencedor was amended with a new maturity date of June 25, 2018. See Note 17 for further details.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Appointment of new Board member

On May 27, 2015, the Board resolved the appointment of Hans Petter Aas as a Director to fill a vacancy on the Board.

Appointment of Chief Financial Officer

The Board announced on May 28, 2015, that Mark Morris will be joining the company as Chief Financial Officer commencing September 1, 2015.

Board approval of Share incentive program

On May 27, 2015, the Board approved a share incentive program allocating 650,000 options to senior management and Directors in the Company to acquire shares in Seadrill Limited. The share options will have a strike price equal to the closing share price on May 29, 2015. The term of the options is five years and the options will vest one-third each year starting one year after the date of grant and then one-third each year until May 2018.  All of these options are being granted to Primary Insiders.